Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2017

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors to consider this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the Company’s first quarterly financial report for 2017 have not been audited.

2.	THE OVERALL INFORMATION OF THE COMPANY

2.1	Principal financial data

		Unit: ¥ Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease as compared with the end of last year (%)
Total assets	32,567,620,906	32,870,258,463	(0.92)

Net assets attributable to shareholders of listed company	28,336,557,785	28,054,057,540	1.01

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Net cash flow from operating activities	935,053,568	59,032,728	1,483.96

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Revenues from operation	4,309,396,605	4,011,817,621	7.42
Net profit attributable to shareholders of listed company	282,500,245	326,589,658	(13.50)
Net profit attributable to shareholders of listed company after extraordinary gain or loss	283,941,537	338,065,803	(16.01)
Weighted average return on net assets (%)	1.00	1.18	Decrease by 0.18 percentage point
Basic earnings per share (¥/share)	0.040	0.046	(13.04)
Diluted earnings per share (¥/share)	0.040	0.046	(13.04)

Note:	Return on net assets represents the difference between the amounts of “Increase/decrease for the period as compared with the same period of last year (%)”.

Extraordinary gain or loss items and amounts

☒  Applicable    ☐  Not applicable

Unit: ¥ Currency: RMB

Item	Amount for the period
Gain or loss on disposal of non-current assets	(3,340,013)
Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	1,580,467
Write back of the provision for impairment of accounts receivable that is individually tested for impairment	400
Other non-operating income and expenses other than aforesaid items	(9,584)
Effect of income tax	327,438

Total	(1,441,292)

Note: Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) at the end of the reporting period

						Unit: Shares
Total number of shareholders
(Number)						260,191

Shareholding of top ten shareholders
			Number
	Number of		of shares	Subject to pledge
	shares held		with selling	or frozen
	at the end	Percentage	restrictions	Status of		Nature of
Name of shareholder (Full name)	of the period	(%)	held	shares	Number	shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,448,932,051	20.45	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	100,285,292	1.42	—	Unknown	—	State-owned legal person
Central Huijin Asset Management Co., Ltd.	85,985,800	1.21	—	Unknown	—	State-owned legal person
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	0.43	—	Unknown	—	State-owned legal person
Kuwait State Investment Bureau — Self fund	30,046,698	0.42	—	Unknown	—	Other
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	27,824,900	0.39	—	Unknown	—	Other

Shareholding of top ten shareholders
			Number
	Number of		of shares	Subject to pledge
	shares held		with selling	or frozen
	at the end	Percentage	restrictions	Status of		Nature of
Name of shareholder (Full name)	of the period	(%)	held	shares	Number	shareholder
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	26,967,645	0.38	—	Unknown	—	Other
Nationwide Social Security Fund 111 Portfolio	25,489,400	0.36	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions
Name of shareholders	Number of shares held without selling	Class and number of shares
(Full name)	restrictions	Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	Renminbi-denominated ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)		Renminbi-denominated ordinary shares	33,504,602
	1,448,932,051	Overseas listed foreign shares	1,415,427,449
China Securities Finance Corporation Limited	100,285,292	Renminbi-denominated ordinary shares	100,285,292
Central Huijin Asset Management Co., Ltd.	85,985,800	Renminbi-denominated ordinary shares	85,985,800
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	Renminbi-denominated ordinary shares	30,781,989
Kuwait State Investment Bureau — Self fund	30,046,698	Renminbi-denominated ordinary shares	30,046,698
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	27,824,900	Renminbi-denominated ordinary shares	27,824,900
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	26,967,645	Renminbi-denominated ordinary shares	26,967,645
Nationwide Social Security Fund 111 Portfolio	25,489,400	Renminbi-denominated ordinary shares	25,489,400
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	33,504,602 A shares and 1,415,427,449 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐  Applicable    ☒  Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable    ☐  Not applicable

			Unit: ¥ Currency: RMB

Balance Sheet	Item	31 Mar 2017	31 Dec 2016	Movement (%)	Major reason analysis
(1)	Bank balances and cash	1,910,729,129	1,467,656,179	30.19	Increase in the receipt of transportation settlement and receivable for the prior period.
(2)	Other current assets	44,314,019	156,071,675	(71.61)	Decrease in input VAT which has not been received or verified for the period.
(3)	Receipts in advance	121,853,982	295,088,301	(58.71)	Decrease in receipt of passenger fare in advance.

Cash Flow Statement	Item	Jan – Mar 2017	Jan – Mar 2016	Movement (%)	Major reason analysis.
(1)	Net cash flows from operating activities	935,053,568	59,032,728	1,483.96	Increase in the receipt of transportation settlement and receivable for the prior period.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable    ☒  Not applicable

3.3	Commitments which have not been fulfilled during the reporting period

☐  Applicable    ☒  Not applicable

3.4	Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐  Applicable    ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 29 March 2017, the Company held the fifteenth meeting of the Seventh Session of the Board of Directors, at which the profit distribution proposal of the Company for 2016 was reviewed and passed. The board of directors proposed payment of a final cash dividend for 2016 of RMB0.08 (including tax) per share to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2016, totalling RMB566,682,960. The proposal is subject to approval at the Annual General Meeting of 2016 of the Company.

3.6	Progress on implementation of internal control

During the reporting period, the Company has completed the evaluation of internal control for 2016 in accordance with the relevant requirements of the PRC and overseas securities regulatory authorities for internal control of listed companies and disclosed the Internal Control Evaluation Report for the Year 2016. Price Waterhouse Coopers Zhong Tian LLP has reviewed the effectiveness of the relevant internal control set out in the Company’s financial reporting, and has issued an unqualified audit opinion. The abovementioned reports have been disclosed on the SSE’s website (http://www.sse.com.cn), HKExnews’ website (http://www.hkexnews.hk) and the Company’s website (http://www.gsrc.com).

In 2017, the Company will strive to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control in accordance with the Basic Standard for Enterprise Internal Control and its implementation guidelines jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities, to promote the healthy and sustainable development of the Company.

Name of Company	Guangshen Railway Company Limited
Legal representative	Wu Yong
Date	26 April 2017

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

31 March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	1,910,729,129	1,467,656,179
Trade receivables	3,199,867,138	3,364,365,517
Prepayments	42,335,768	29,210,797
Interests receivable	686,028	1,210,695
Other receivables	135,602,663	143,997,504
Inventories	322,796,081	332,607,262
Other current assets	44,314,019	156,071,675

Total current assets	5,656,330,826	5,495,119,629

Non-current assets:
Available-for-sale financial assets	53,825,879	53,825,879
Long-term receivables	31,919,812	31,406,345
Long-term equity investments	170,036,436	167,604,059
Fixed assets	23,765,937,751	24,276,446,805
Constructions-in-progress	840,490,191	790,308,239
Intangible assets	1,615,068,075	1,626,443,846
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	7,261,983	7,824,407
Deferred income tax assets	82,971,061	79,929,375
Other non-current assets	62,524,286	60,095,273

Total non-current assets	26,911,290,080	27,375,138,834

Total assets	32,567,620,906	32,870,258,463

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	2,434,496,534	2,908,708,617
Receipts in advance	121,853,982	295,088,301
Staff remuneration payable	214,335,162	206,341,669
Tax payable	226,776,559	180,869,344
Dividends payable	12,889,946	15,542,144
Other payables	1,070,604,462	1,057,960,605

Total current liabilities	4,080,956,645	4,664,510,680

Non-current liabilities:
Deferred income	106,917,071	106,809,538
Deferred income tax liabilities	68,260,274	68,883,455

Total non-current liabilities	175,177,345	175,692,993

Total liabilities	4,256,133,990	4,840,203,673

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,825,593,469	2,825,593,469
Retained earnings	6,864,690,209	6,582,189,964

Total equity attributable to owners of the parent	28,336,557,785	28,054,057,540

Minority interests	(25,070,869)	(24,002,750)

Total owners’ equity	28,311,486,916	28,030,054,790

Total liabilities and owners’ equity	32,567,620,906	32,870,258,463

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Balance Sheet

31 March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	1,889,371,956	1,449,474,716
Trade receivables	3,184,424,796	3,351,364,676
Prepayments	42,264,196	29,159,588
Interests receivable	629,903	1,193,820
Dividends receivable	—	2,321,954
Other receivables	185,814,249	192,183,276
Inventories	318,635,182	327,818,554
Other current assets	43,896,564	154,964,591

Total current assets	5,665,036,846	5,508,481,175

Non-current assets:
Available-for-sale financial assets	52,108,000	52,108,000
Long-term receivables	31,919,812	31,406,345
Long-term equity investments	253,157,895	250,725,518
Fixed assets	23,665,817,313	24,174,449,267
Constructions-in-progress	839,076,032	788,894,079
Intangible assets	1,303,993,686	1,312,536,580
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	7,140,045	7,667,192
Deferred income tax assets	94,364,318	91,362,055
Other non-current assets	32,918,486	30,489,472

Total non-current assets	26,561,750,193	27,020,893,114

Total assets	32,226,787,039	32,529,374,289

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	2,406,476,593	2,877,592,330
Receipts in advance	120,839,565	294,377,879
Staff remuneration payable	210,674,954	203,127,278
Tax payable	221,502,118	173,461,476
Dividends payable	14,446	16,758
Other payables	743,289,677	743,373,683

Total current liabilities	3,702,797,353	4,291,949,404

Non-current liabilities:
Deferred income	106,917,071	106,809,538

Total non-current liabilities	106,917,071	106,809,538

Total liabilities	3,809,714,424	4,398,758,942

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,825,593,469	2,825,593,469
Retained earnings	6,943,480,537	6,657,023,269

Total equity attributable to owners of the parent	28,417,072,615	28,130,615,347

Total liabilities and owners’ equity	32,226,787,039	32,529,374,289

Chairman: Wu Yong          General Manager: Hu Lingling      Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Combined Statement of Profit

January to March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Total revenues from operation	4,309,396,605	4,011,817,621

Include: Revenues from operation	4,309,396,605	4,011,817,621

II. Total operating costs	3,934,120,141	3,563,541,890

Include: Operating costs	3,863,361,852	3,498,568,795
Business tax and surcharges	13,591,110	19,374,235
Selling expenses	1,006,776	1,041,614
Management expenses	59,606,761	50,271,616
Finance costs	(3,485,958)	(5,713,970)
Assets impairment loss	39,600	(400)
Add: Gains from investments (loss denoted by “—”)	2,432,377	1,793,992
Include: Gains from investments in associates and joint ventures	2,432,377	1,793,992
III. Profit from operation (loss denoted by “—”)	377,708,841	450,069,723
Add: Non-operating income	2,037,044	1,222,100
Include: Gain on disposal of non-current assets	6,783	580
Less: Non-operating expenses	3,806,174	16,381,897
Include: Loss on disposal of non-current assets	3,346,796	15,954,751
IV. Gross profit (gross loss denoted by “—”)	375,939,711	434,909,926
Less: Income tax expenses	94,507,585	109,602,996
V. Net profit (net loss denoted by “—”)	281,432,126	325,306,930
Net profit attributable to owners of the parent	282,500,245	326,589,658
Profit or loss of minority shareholders	(1,068,119)	(1,282,728)
VI. Net other comprehensive income after tax	—	—

VII. Total comprehensive income:	281,432,126	325,306,930

Total comprehensive income attributable to owners of the parent	282,500,245	326,589,658

Total comprehensive income attributable to minority shareholders	(1,068,119)	(1,282,728)

VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.040	0.046
(2) Diluted earnings per share (¥/share)	0.040	0.046

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Statement of Profit

January to March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Revenues from operation	4,231,098,712	3,899,160,704
Less: Operating costs	3,796,663,516	3,407,304,550
Business tax and surcharges	12,962,302	13,680,477
Selling expenses	1,005,366	1,038,814
Management expenses	43,670,208	34,094,146
Finance costs	(3,328,542)	(5,551,960)
Assets impairment loss	39,600	(400)
Add: Gains from investments (loss denoted by “—”)	2,432,377	11,337,014
Include: Gains from investments in associates and joint ventures	2,432,377	1,793,992
II. Profit from operation (loss denoted by “—”)	382,518,639	459,932,091
Add: Non-operating income	2,028,804	1,217,616
Include: Gain on disposal of non-current assets	6,783	580
Less: Non-operating expenses	3,806,092	16,346,235
Include: Loss on disposal of non-current assets	3,346,796	15,954,751
III. Gross profit (gross loss denoted by “—”)	380,741,351	444,803,472
Less: Income tax expenses	94,284,083	108,246,532
IV. Net profit (net loss denoted by “—”)	286,457,268	336,556,940

V. Total comprehensive income after tax	—	—

VI. Total comprehensive income:	286,457,268	336,556,940

VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Combined Cash Flow Statement

January to March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	3,658,261,075	2,928,658,383
Cash received relating to other operating activities	58,398,008	9,535,568
Sub-total of cash inflows from operating activities	3,716,659,083	2,938,193,951
Cash paid for goods purchased and services accepted	979,080,680	1,086,470,061
Cash paid to and on behalf of employees	1,606,965,106	1,447,096,646
Tax paid	169,551,309	283,224,794
Cash paid relating to other operating activities	26,008,420	62,369,722
Sub-total of cash outflows from operating activities	2,781,605,515	2,879,161,223
Net cash flows from operating activities	935,053,568	59,032,728
II. Cash flows from investing activities:
Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	8,070	16,441
Sub-total of cash inflows from investing activities	8,070	16,441
Cash paid to construct fixed assets, intangible assets and other long-term assets	491,988,688	588,403,164
Sub-total of cash outflows from investing activities	491,988,688	588,403,164
Net cash flows from investing activities	(491,980,618)	(588,386,723)

Item	Amount for the period	Amount for the previous period
III. Cash flows from financing activities:
Net cash flows from financing activities	—	—
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	443,072,950	(529,353,995)
Add: Balance of cash and cash equivalents at the beginning of the period	1,359,656,179	2,220,803,114
VI. Balance of cash and cash equivalents at the end of the period	1,802,729,129	1,691,449,119

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Cash Flow Statement

January to March 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	3,575,296,266	2,823,817,002
Cash received relating to other operating activities	40,759,261	9,383,021
Sub-total of cash inflows from operating activities	3,616,055,527	2,833,200,023
Cash paid for goods purchased and services accepted	948,157,608	1,056,660,468
Cash paid to and on behalf of employees	1,553,132,308	1,386,604,720
Tax paid	162,632,262	274,161,502
Cash paid relating to other operating activities	22,685,183	64,639,545
Sub-total of cash outflows from operating activities	2,686,607,361	2,782,066,235
Net cash flows from operating activities	929,448,166	51,133,788
II. Cash flows from investing activities:
Cash received from gains from investments	2,321,954	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,070	16,441
Sub-total of cash inflows from investing activities	2,330,024	16,441
Cash paid to construct fixed assets, intangible assets and other long-term assets	491,880,950	588,403,164
Sub-total of cash outflows from investing activities	491,880,950	588,403,164
Net cash flows from investing activities	(489,550,926)	(588,386,723)

Item	Amount for the period	Amount for the previous period
III. Cash flows from financing activities:
Net cash flows from financing activities	—	—
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	439,897,240	(537,252,935)
Add: Balance of cash and cash equivalents at the beginning of the period	1,349,474,716	2,213,739,678
VI. Balance of cash and cash equivalents at the end of the period	1,789,371,956	1,676,486,743

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong          Chief of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable ☒  Not applicable